Exhibit 99.1

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2021, AND MARCH 31, 2021

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

HAPPINESS DEVELOPMENT GROUP LIMITED

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021, AND MARCH 31, 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2021	2021
ASSETS
Current assets
Cash and cash equivalents	$45,710,044	$36,558,752
Accounts receivable	19,195,282	34,563,743
Inventories	2,428,641	1,785,379
Due from related parties	124,156	-
Prepaid expenses and other current assets	19,368,295	22,189,744
Total current assets	86,826,418	95,097,618

Property, plant and equipment, net	10,381,490	10,514,031
Intangible assets, net	2,069,316	1,832,099
Goodwill	552,567	162,832
Other assets	4,315,953	5,138,105
TOTAL ASSETS	$104,145,744	$112,744,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,769,624	$8,841,163
Other payables and accrued liabilities	2,083,303	3,694,943
Income tax payable	509	334,523
Short-term bank borrowings	2,004,502	2,237,000
TOTAL LIABILITIES	12,857,938	15,107,629

COMMITMENTS AND CONTINGENCIES		-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 90,000,000 shares authorized, 31,953,025 and 30,481,580 shares issued and outstanding, respectively	15,977	15,241
Preferred shares, $0.0005 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	29,054,060	26,545,384
Statutory surplus reserve	7,622,765	7,622,765
Retained earnings	51,421,031	61,475,891
Accumulated other comprehensive income (loss)	3,217,398	(913,621)
Total Happiness Development Group Limited Shareholders’ Equity	91,331,231	94,745,660

Non-controlling interests	(43,425)	2,891,396
TOTAL SHAREHOLDERS’ EQUITY	91,287,806	97,637,056

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$104,145,744	$112,744,685

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2021	2020
Revenues	$46,884,584	$21,877,234
Cost of revenues	(41,210,047)	(12,299,331)
Gross profit	5,674,537	9,577,903

Operating expenses:
Selling and marketing	11,636,367	3,699,676
General and administrative	3,780,718	1,441,736
Research and development	789,482	746,898
Total operating expenses	16,206,567	5,888,310

Operating (loss) income	(10,532,030)	3,689,593

Other income (expenses):
Interest income	62,737	67,511
Interest expense	(38,511)	(58,154)
Other income, net	114,059	210,023
Total other income, net	138,285	219,380

(Loss) /income before income taxes	(10,393,745)	3,908,973

Income tax provision	(149,429)	(722,858)

Net (loss) /income	$(10,543,174)	$3,186,115
Net income /(loss) attributable to non-controlling interests	488,314	(1,812)
Net (loss) /income attributable to Happiness Development Group Limited	(10,054,860)	3,184,303

Other comprehensive income (loss):
Foreign currency translation adjustments	1,607,416	3,015,157
Comprehensive (loss) /income	$(8,935,758)	$6,201,272
Less: comprehensive income /(loss) attributable to non-controlling interests:	2,523,603	(6,978)
Comprehensive (loss) /income attributable to Happiness Development Group Limited	(6,412,155)	6,194,294
Basic and diluted earnings (loss) per ordinary share
Basic and diluted	$(0.37)	$0.13
Weighted average number of ordinary shares outstanding
Basic and diluted	26,933,050	25,039,560

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

(IN U.S. DOLLARS)

	Ordinary Shares	Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Happiness Development Group Limited Shareholders’ Equity	Non-controlling interests	Total equity
Balance at March 31, 2021	30,481,580	$15,241	$26,545,384	$7,622,765	$61,475,891	$(913,621)	$94,745,660	$2,891,396	$97,637,056
Ordinary shares issued for cash	1,240,000	620	2,156,980	-	-	-	2,157,600	-	2,157,600
Ordinary shares issued for services	231,445	116	351,696	-	-	-	351,812	-	351,812
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	77,096	77,096
Net loss	-	-	-	-	(10,054,860)	-	(10,054,860)	(488,314)	(10,543,174)
Foreign currency translation adjustments	-	-	-	-	-	4,131,019	4,131,019	(2,523,603)	1,607,416
Balance at September 30, 2021	31,953,025	$15,977	$29,054,060	$7,622,765	$51,421,031	$3,217,398	$91,331,231	$(43,425)	$91,287,806

	Ordinary Shares	Ordinary Shares Amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive loss	Total Happiness Development Group Limited Shareholders’ Equity	Non-controlling interests	Total equity
Balance at March 31, 2020	25,000,000	$12,500	$15,044,002	$2,064,096	$66,623,204	$(4,153,813)	$79,589,989	$-	$79,589,989
Ordinary shares issued for cash	900,000	450	2,227,427	-	-	-	2,227,877	-	2,227,877
Contribution by noncontrolling interest shareholders	-	-	-	-	-	-	-	36,174	36,174
Net income	-	-	-	-	3,184,303	-	3,184,303	1,812	3,186,115
Dividend	-	-	-	-	(375,000)	-	(375,000)	-	(375,000)
Foreign currency translation adjustments	-	-	-	-	-	3,009,991	3,009,991	5,166	3,015,157
Balance at September 30, 2020	25,900,000	$12,950	$17,271,429	$2,064,096	$69,432,507	$(1,143,822)	$87,637,160	$43,152	$87,680,312

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2021	2020
Cash Flows from Operating Activities:
Net income	$(10,543,174)	$3,186,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	517,430	393,709
Share-based compensation	351,812	-

Changes in operating assets and liabilities:
Accounts receivable	15,909,423	9,173,869
Inventories	(239,266)	(17,267)
Due from related parties	(124,808)	-
Prepaid expenses	12,489,464	(3,078,398)
Other assets	881,539	(1,587,241)
Accounts payable	32,141	(91,993)
Other payables and accrued liabilities	(12,179,570)	372,363
Income taxes payable	(340,235)	287,310
Net cash provided by operating activities	6,754,756	8,638,467

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(179,265)	(1,230,804)
Purchase of intangible assets	(17,050)	(1,070)
Purchase of BAODENG	(17,913)	-
Net cash used in investing activities	(214,228)	(1,231,874)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares	2,157,600	2,134,531
Capital contributions from noncontrolling interest shareholders	77,096	36,174
Repayments to related party payables	-	(833,968)
Proceeds from short-term loans	1,085,019	1,243,755
Repayments on short-term loans	(1,348,524)	(1,000,723)
Dividends paid	-	(375,000)
Net cash provided by financing activities	1,971,191	1,204,769

Effect of exchange rate changes on cash and cash equivalents	639,573	1,537,203

Net increase in cash and cash equivalents	9,151,292	10,148,565
Cash and cash equivalents at the beginning of period	36,558,752	33,654,765

Cash and cash equivalents at the end of period	$45,710,044	$43,803,330

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$558,491	$435,548
Cash paid for interest expense	$38,511	$58,154